Exhibit 1

Oi S.A.

Publicly-Held Company

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33 3 0029520-8

MINUTES OF THE EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING

Held on April 18, 2012, at 10:30 a.m. in accordance with the 2nd Call Notice

(Drafted as a summary, pursuant to Paragraph 1 of Article 130 of Law 6,404/76)

1. Date, time and place: On April 18, 2012, at 10:30 a.m., at the headquarters of Oi S.A. (“Company”), at Rua General Polidoro, No. 99, 5th floor, Botafogo, in the City and State of Rio de Janeiro.

2. Agenda: To analyze, discuss and decide on (i) the proposal to amend the Bylaws of the Company, with the view to alter, pursuant to the terms proposed by management, among others, those items related to the Company’s maximum authorized capital and the composition, functioning and powers of the Company’s Board of Directors and Board of Executive Officers; and (ii) elect the members of the Board of Directors and their respective alternates, to serve through the end of their designated terms of office.

3. Call Notice: The 2nd Call Notice was published in the “Diário Oficial do Estado do Rio de Janeiro,” Section V, on: April 10, 2012, page 49; April 11, 2012, page 44; and April 12, 2012, page 59, as well as in the newspaper “Valor Econômico – Edição Nacional” on: April 10, 2012, page A12; April 11, 2012, page D4; and April 12, 2012, page D6, in accordance with Article 133 of Law No. 6,404/76.

3.1. All of the documents required by Law No. 6,404/76 and by CVM Instruction No. 481/09 relating to the issues to be discussed in this Extraordinary General Meeting were made availible to the Shareholders of the Company at the time of publication of the 1st Call Notice on March 23, 2012, and again on April 10, 2012, pursuant to the 2nd Call Notice.

4. Attendance: Shareholders representing 64.47% of the voting capital of the company and, at least, 37.39% of preferred shares without voting rights were present for the 2nd call, according to the records and signatures contained in the Shareholders’ Attendance Record. Mr. Allan Kardec de Melo Ferreira, a representative of the Company’s fiscal council, was also present.

5. Board: The legal quorum having been verified, in accordance with the provisions of Article 17 of the Company’s Bylaws, the Meeting was opened by Maria Gabriela Campos Da Silva Menezes Côrtes, a proxy vested with the specific powers for this purpose, with Mr. Rafael Padilha Calábria as the Chair of the meeting and Mrs. Daniella Geszikter Ventura as Secretary.

6. Decisions: As proposed by the Chair, the present shareholders decided unanimously to draft the minutes of this Extraordinary General Shareholders’

This page is part of the Minutes of the Extraordinary General Shareholders’ Meeting of Oi S.A.,

held on April 18, 2012, at 10:30 a.m.

Meeting in summary form, as well as its publication without the signatures of the shareholders present, pursuant to Article 130 of Law No. 6,404/76. The shareholders present also unanimously waived the reading of the matters in the agenda of this Meeting and related documents. Shareholders also decided, by majority:

6.1. With respect to item i of the Agenda, to approve the proposal to amend the Company’s Bylaws, according to the Origin and Justification of the Statutory Amendment Proposal presented by the Management and made available to the Company’s shareholders at the publishing of the 1st Call Notice for this Meeting and again with the 2nd Call Notice, excluding articles 21-A and 30, paragraph 3, including article 30-A and 32, XI, and the amendment of (a) article 2, sole paragraph, I; (b) article 3; (c) article 24, IV, XVII and XXIV; (d) article 25, paragraph 1; (e) article 27, paragraph 1; (e) article 29; (f) article 30; (g) article 30-A; (h) article 31, sole paragraph; (i) article 32, sole paragraph; and (j) article 45, sole paragraph, passing into effect, the Bylaws as contained in Annex I of the Minutes of this Extraordinary General Shareholders’ Meeting.

6.2. With respect to item ii on the agenda, in light of the requests to resign by Mr. João de Deus Pinheiro de Macedo, effective member; Eurico de Jesus Teles Neto, alternate; Júlio César Fonseca, effective member; Francis James Leahy Meaney, effective member; and Luiz Francisco Tenório Perrone, alternate; from their positions as members of the Company’s Board of Directors, the first four having been elected at the Ordinary and Extraordinary General Shareholders’ Meeting held on April 27, 2011, and the last at Extraordinary General Shareholders’ Meeting held on December 6, 2012, were elected to the Board of Directors, to serve through the end of their designated terms of office, until holding the 2014 General Ordinary Shareholders’ Meeting, in order to examine the documents referred to in article 133 of Law No. 6,404/76, as of and for the year ended December 31, 2013, the following: (1) as effective member, Mr. ZEINAL ABEDIN MAHOMED BAVA, and as respective alternate, Mr. LUIS MIGUEL DA FONSECA PACHECO DE MELO; (2) as effective member, Mr. SHAKHAF WINE, and as respective alternate, Mr. ABILIO CESÁRIO LOPES MARTINS; (3) as effective member, Mr. ARMANDO GALHARDO NUNES GUERRA JUNIOR, and as respective alternate, Mr. PAULO MÁRCIO DE OLIVEIRA MONTEIRO (4) as effective member, Mr. SERGIO FRANKLIN QUINTELLA, and as respective alternate, Mr. BRUNO GONÇALVES SIQUEIRA; (5) as effective member, Mr. RENATO TORRES DE FARIA, and as respective alternate, Mr. CARLOS FERNANDO HORTA BRETAS; (6) as effective member, Mr. RAFAEL CARDOSO CORDEIRO, and as respective alternate, Mr. ANDRÉ SANT’ANNA VALLADARES DE ANDRADE; (7) as effective member, Mr. FERNANDO MAGALHÃES PORTELLA, and as respective alternate, Mr. CARLOS JEREISSATI; (8) as effective member, Mr. ALEXANDRE JEREISSATI LEGEY, and as respective alternate, Mr. CARLOS FRANCISCO RIBEIRO JEREISSATI; (9) as effective member, Mr. PEDRO JEREISSATI, and as respective alternate, Ms. CRISTINA ANNE BETTS; (10) as effective member, Mr. CRISTIANO YAZBEK PEREIRA, and as respective alternate, Ms. ERIKA JEREISSATI ZULLO; (11) as effective member,

This page is part of the Minutes of the Extraordinary General Shareholders’ Meeting of Oi S.A.,

held on April 18, 2012, at 10:30 a.m.

Mr. CLÁUDIO FIGUEIREDO COELHO LEAL, and as respective alternate, Ms. LAURA BEDESCHI REGO DE MATTOS; (12) as effective member, Mr. JOSÉ VALDIR RIBEIRO DOS REIS, and as respective alternate, Ms. LUCIANA FREIRAS RODRIGUES; (13) as effective member, Mr. CARLOS FERNANDO COSTA, and as respective alternate, Mr. ARMANDO RAMOS TRIPODI; and (14) as effective member, Mr. CARLOS AUGUSTO BORGES, and as respective alternate, Mr. ALCINEI CARDOSO RODRIGUES, all identified in item 6.2 of these minutes. It was declared that the members of the Board of Directors herein elected are not subject to the prohibitions contained in article 147 of Law No. 6,404/76, that would prevent them from exercising the duties they were elected to carry out and occupying their respective positions upon signing Terms of Office. Furthermore, the resumes of the members of the Board of Directors herein elected and other pertinent documents were registered as having been received.

6.2. To establish that as a result of the elections above, the Board of Directors of the Company, as of this date, is composed of the following members: (1) as an effective member, Mr. JOSÉ MAURO METTRAU CARNEIRO DA CUNHA, Brazilian, married, bearer of Identity Card No.02.549.734-8, issued by IFP/RJ, registered under CPF/MF no. 299.637.297-20, resident of the City and State of Rio de Janeiro, with business address at Praia de Botafogo No. 300, room 1101, and as his alternate Mr. JOSÉ AUGUSTO DA GAMA FIGUEIRA, Brazil, in a stable union, engineer, bearer of identity card No. M-8.263.413, issued by SSP/MG, registered under CPF/MF No. 242.456.667-49, resident and domiciled in the City and State of Rio de Janeiro, with business address at Praia de Botafogo No. 300, room 1101; (2) as an effective member, Mr. JOÃO CARLOS DE ALMEIDA GASPAR, Brazilian, married, investment portfolio manager, bearer of identity card No. 7.648.001-X, CPF/MF 035.522.438-01, residing at Rua Joaquim Floriano, 100, apartment 191, in the City and State of São Paulo, and as his alternate Mr. Antonio Cardoso dos Santos, Brazilian, married, business administrator, bearer of identity card No. 638,312, issued by SSP/DF, registered under CPF/MF No. 189372688-68, residing at SQS 303, Block F, Apartment 601, in the City Brasilia within the Brazilian Federal District; (3) as an effective member, Mr. ZEINAL ABEDIN MAHOMED BAVA, Portuguese, married, engineer, holder of Portuguese passport No. J745179, valid until November 4, 2013, registered under CPF/MF No. 057.368.807-92, resident of the City of Lisbon, Portugal, with business address at Rua Borges de Medeiros, 633, unit 301, CEP 22430–401, in the City and State of Rio de Janeiro, and as his alternate, Mr. LUIS MIGUEL DA FONSECA PACHECO DE MELO, Portuguese, married, engineer, holder of Portuguese passport No. J793814, valid until November 14, 2013, registered under CPF/MF No. 233.308.258-55, resident and domiciled in the City of Lisbon, Portugal, with business address at Rua Borges de Medeiros, 633, unit 301, CEP 22430-041, in the City and State of Rio de Janeiro; (4) as an effective member, Mr. SHAKHAF WINE, Brazilian, married, economist, holder of Identity Card No. 07.140.616-9, issued by SSP/RJ, and registered under CPF/MF No. 018.755.347-50, resident and domiciled in the City and State of Rio de Janeiro, with offices in the City and State Rio de Janeiro, at Rua Borges de Medeiros, 633, unit 301, CEP 22430-041, and as his alternate, Mr. ABILIO

This page is part of the Minutes of the Extraordinary General Shareholders’ Meeting of Oi S.A.,

held on April 18, 2012, at 10:30 a.m.

CESÁRIO LOPES MARTINS, Portuguese, married, business administrator, holder of Portuguese passport No. L919747, valid until January 30, 2017, and registered under CPF/MF No. 233308258-55, resident and domiciled in city of Lisbon, Portugal, with business address at Rua Borges de Medeiros, 633, unit 301, CEP 22430-041, in the City and State of Rio de Janeiro;(5) as an effective member, Mr. ARMANDO GALHARDO NUNES GUERRA JUNIOR, Brazilian, married, business administrator, bearer of identity card No. M–408.520 issued by SSP-MG, and registered under CPF/MF No. 277.764.336–91, resident and domiciled in the city of Belo Horizonte, State of Minas Gerais, with business address at Avenida Contorno, 8080 – Lourdes, in the city of Belo Horizonte, State of Minas Gerais, and as his alternate, Mr. PAULO MÁRCIO DE OLIVEIRA MONTEIRO, Brazilian, married, engineer, bearer of identity card No. M–739.711, issued by SSP/MG, and registered under CPF/MF No. 269.960.226-49, resident in the city of Belo Horizonte, State of Minas Gerais, with business address at Avenida Outline, 8123. – Cidade Jardim, City of Belo Horizonte, State of Minas Gerais; (6) as an effective member, Mr. SERGIO FRANKLIN QUINTELLA, Brazilian, married, engineer, bearer of identity card No. 9751-D, issued by CREA, and registered under CPF/MF No. 003.212.497-04, resident and domiciled in the City and State of Rio de Janeiro, with business address at Praia de Botafogo, No. 190, 1st floor, Botafogo, City and State of Rio de Janeiro, and as his alternate, Mr. BRUNO GONÇALVES SIQUEIRA, Brazilian, married, economist and accountant, bearer of identity card No. 13.786.224, issued by SSP/MG, and registered under CPF/MF No. 075.851.006-39, resident and domiciled in the City of Belo Horizonte, State of Minas Gerais, with business address at Avenida do Contorno 8123 – Cidade Jardim, City of Belo Horizonte, State of Minas Gerais; (7) as a member, Mr. RENATO TORRES DE FARIA, Brazilian, married, mining engineer, bearer of identity card No.M-1.727.787, issued by SSP/MG, and registered under CPF/MF No.502.153.966-34, resident and domiciled in the City of Belo Horizonte, State of Minas Gerais, with business address at Avenida do Contorno, No. 8123 – Cidade Jardim, City of Belo Horizonte, State of Minas Gerais, and as his alternate, Mr. CARLOS FERNANDO HORTA BRETAS, single, Brazilian, engineer, bearer of identity card No. 40.277/D, issued by CREA, holder of CPF 463.006.866-04 resident and domiciled at Rua Florida 289/801 – Sion, City of Belo Horizonte, State of Minas Gerais; (8) as a member of Mr. RAFAEL CARDOSO CORDEIRO, Brazilian, single, civil engineer, bearer of identity card No.M-9.165.153, and registered under CPF/MF No. 037.496.966-32, resident and domiciled in the City of Belo Horizonte, State of Minas Gerais, with business address Avenida do Contorno, 8123 – Cidade Jardim, City of Belo Horizonte, State of Minas Gerais, and as his alternate, Mr. ANDRÉ SANT’ANNA VALLADARES DE ANDRADE, Brazilian, married, engineer, bearer of identity card No. MG-11.627.683, issued by SSP/MG, and registered under CPF/MF No.062.413.616-78, resident of the City of Belo Horizonte, State of Minas Gerais, with business address at Avenida do Contorno, 8123 – Cidade Jardim, City of Belo Horizonte, State of Minas Gerais; (9) as an effective member, Mr. FERNANDO MAGALHÃES PORTELLA, Brazilian, married, engineer, bearer of identity card No. 10.377.977, issued by IFP/RJ, and registered under CPF/MF No. 748442108-15, resident of the City and State of Rio de Janeiro, with business address at Avenida

This page is part of the Minutes of the Extraordinary General Shareholders’ Meeting of Oi S.A.,

held on April 18, 2012, at 10:30 a.m.

Sernambetiba, 3600, B1 03, unit 902 – Barra da Tijuca, and as his alternate, Mr. CARLOS JEREISSATI, Brazilian, married, business administrator, bearer of identity card No.16.226.643-1, issued by SSP/SP, and registered under CPF/MF No.146.626.458-67, resident and domiciled in the City and State of São Paulo, with business address at Avenida Dr. Chucri Zaidan, 920, 16th floor– Vila Coredeiro, City and State of São Paulo; (10) as an effective member, Mr. ALEXANDRE JEREISSATI LAGEY, Brazilian, married, chemical engineer, bearer of identity card No. 34.545.462-5, issued by SSP/SP, and registered under CPF/MF No. 954529077-34, with business address at Avenida Dr. Chucri Zaidan, 920, 16th floor – Vila Coredeiro, City and State of São Paulo, and as his alternate, Mr. CARLOS FRANCISCO RIBEIRO JEREISSATI, Brazilian, married, economist, bearer of identity card No. 1,969,275 issued by IFP-RJ and CPF / MF under No. 000365013-87 , resident of the City and State of São Paulo, with business address at Avenida Dr. Chucri Zaidan, 920, 16th floor – Vila Coredeiro, City and State of São Paulo; (11) as an effective member, Mr. PEDRO JEREISSATI, Brazilian, married, business administrator, bearer of identity card No. 16226645-5 issued by SSP/SP, and registered under CPF/MF No. 273475308-14, resident of the City and State of São Paulo, and as his alternate, Mrs. CRISTINA ANNE BETTS, Brazilian, married, administrator, bearer of identity card No. 10623897-8, issued by SSP/SP, and registered under CPF/MF No. 144059448 -14, resident of the City and State of São Paulo, with business address at Rua Angelina Maffei Vita, 200, 9th floor – Garden Paulistano, City and State of São Paulo; (12) as an effective member Mr. CRISTIANO YAZBEK PEREIRA, Brazilian, married, engineer, bearer of identity card No. 24798030-4, issued by SSP/SP, and registered under CPF/MF No. 267577938-57, resident of the City and State of São Paulo, with business address at Avenida Dr. Chucri Zaidan, 920, 16th floor – Vila Coredeiro, City and State of São Paulo, and as his alternate, Mrs. ERIKA JEREISSATI ZULIO, Brazilian, married, administrator, bearer of identity card No.16226644-3, issued by SSP/SP, and registered under CPF/MF No. 135520678 -25, resident in São Paulo-SP, with business address at Rua Angelina Maffei Vita, 200, 9th floor – Jardim Paulistano, resident of the City and State of São Paulo; (13) as an effective member, Mr. CLÁUDIO FIGUEIREDO COELHO LEAL, Brazilian, married, economist, bearer of identity card No. 6010339825, issued by SSP/RS, and registered under CPF/MF No. 551703740-20, resident of the City and State of Rio de Janeiro, with business address at Avenida República do Chile, 100, 14th floor – Centro, City and State of Rio de Janeiro, and as his alternate, Ms. LAURA BEDESCHI REGO DE MATTOS, Brazilian, married, chemical engineer, bearer of identity card No. 25348940-4, issued by SSP/SP, and registered under CPF/MF No. 253585728-64, resident of the City and State Rio de Janeiro, with business address at Avenida República do Chile, 100, 14th floor – Centro, City and State of Rio de Janeiro; (14) as an effective member, Mr. JOSÉ VALDIR RIBEIRO DOS REIS, Brazilian, married, businessman, bearer of identity card No. 331,500, issued by SSP/MG, and registered under CPF/MF No. 185233158-53, resident and domiciled in the City of Brasilia, Brazilian Federal District, with business address at SBS, Casa de São Paulo Building, ground floor, City of Brasilia, Brazilian Federal District, and as his alternate, Mrs. LUCIANA FREIRAS RODRIGUES, Brazilian, married,

This page is part of the Minutes of the Extraordinary General Shareholders’ Meeting of Oi S.A.,

held on April 18, 2012, at 10:30 a.m.

banker, statistician and actuary, bearer of identity card No. 06398482-7, issued by the DETRAN/RJ, and registered under CPF/MF No. 759.395.847/72, resident of the City and State of Rio de Janeiro, with business address at Praia de Botafogo, 501, 4th floor – Botafogo, City and State of Rio de Janeiro; (15) as an effective member Mr. CARLOS FERNANDO COSTA, Brazilian, divorced, mathematician, bearer of identity card No. 15763672, issued by SSP/SP, and registered under CPF/MF No. 069034738-31, resident of the City and State of Rio de Janeiro, with business address at Rua do Ouvidor, 98, 9th floor – Centro, City and State of Rio de Janeiro, and as his alternate, Mr. ARMANDO RAMOS TRIPODI, Brazilian, married, industrialist, bearer of identity card No. 00931.564-05, issued by SSP/BA, and registered under CPF/MF No. 124265205-15, resident of the City and State of Rio de Janeiro, with business address at Avenida República do Chile, 65, 23rd floor – Centro, resident of the City and State of Rio de Janeiro; (16) as an effective member, Mr. CARLOS AUGUSTO BORGES, Brazilian, married, economist, bearer of identity card No. 1.746.460, issued by SSP/DF, and registered under CPF/MF No. 124632643-49, resident of the City of Brasilia, Brazilian Federal District, with business address at the SCN, block 02, building A, Corporate Financial Center Building, 11th floor, City of Brasilia, Brazilian Federal District, and as his alternate, Mr. ALCINEI CARDOSO RODRIGUES, Brazilian, married, economist, bearer of identity card no. 17041302-0, issued by SSP/SP, and registered under CPF/MF No. 066206228-01, resident of the City of Brasilia, Brazilian Federal District, with business address at the SCN, block 02, building A, Corporate Financial Center Building, 11th floor, City of Brasilia, Brazilian Federal District.

7. Closure: With no other matters to discuss, the meeting was adjourned and these minutes were drafted. After being read, the minutes were approved by the shareholders that formed the necessary quorum for approval of the decisions described above.

Conforms to the original recorded in the Company’s own books.

Rio de Janeiro, April 18, 2012.

Daniella Geszikter Ventura

Secretary

This page is part of the Minutes of the Extraordinary General Shareholders’ Meeting of Oi S.A.,

held on April 18, 2012, at 10:30 a.m.